UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

FINANCE OF AMERICA COMPANIES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31738L 206

(CUSIP Number)

Finance of America Companies Inc.

5830 Granite Parkway, Suite 400

Plano, Texas 75024

Attn: Lauren Richmond, Chief Legal Officer

Tel: (877) 202-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 31738L 206

1.	Names of Reporting Persons. Brian L. Libman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,086,959*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,086,959*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,086,959*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9%
14.	Type of Reporting Person (See Instructions) IN

*	Beneficial ownership numbers reflect the Reverse Stock Split effective July 25, 2024. See Explanatory Note.

CUSIP NO. 31738L 206

1.	Names of Reporting Persons. Libman Family Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,042,012*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,042,012*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,042,012*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

*	Beneficial ownership numbers reflect the Reverse Stock Split effective July 25, 2024. See Explanatory Note.

EXPLANATORY NOTE

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D filed on December 7, 2022, as amended by Amendment No. 5 to the Schedule 13D filed on January 4, 2023, as amended by Amendment No. 6 to the Schedule 13D filed on April 4, 2023 and as amended by Amendment No. 7 to the Schedule 13D filed on April 3, 2024 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect. The principal executive offices of the Issuer are located at 5830 Granite Parkway, Suite 400, Plano, Texas 75024. Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D.

An amendment to the Issuer’s Amended and Restated Certificate of Incorporation became effective as of 5:00 p.m. Eastern Time on July 25, 2024, to effect a reverse stock split of its Class A Common Stock, at a ratio of 10:1 (the “Reverse Stock Split”). In connection with the Reverse Stock Split, 31738L 206 was assigned as the new CUSIP number for the Class A Common Stock. This Amendment No. 8 is being filed to update the beneficial ownership information reported herein to reflect the Reverse Stock Split.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 9,918,193 shares of Class A Common Stock outstanding following the Reverse Stock Split (as reported in the Issuer’s Definitive Information Statement, dated June 27, 2024, filed with the Securities and Exchange Commission), and takes into account any shares of Class A Common Stock underlying FoA Units held by each of the Reporting Persons, as applicable.

The Reporting Persons own an aggregate of 6,955,056 FoA Units, 1,131,903 shares of Class A Common Stock and 879,190 Earnout Rights, which includes (i) 44,947 shares of Class A Common Stock held by Mr. Libman or by entities for which Mr. Libman is a trustee; (ii) 1,086,956 shares of Class A Common Stock, 6,955,056 FoA Units and 856,420 Earnout Rights held by LFH; and (iii) 22,770 Earnout Rights held by TMO. The Reporting Persons beneficially own 47.9% of the outstanding Class A Common Stock in the aggregate, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Not included in this Schedule 13D are 10,000 restricted stock units granted to Mr. Libman which are scheduled to vest on the earlier of (i) May 13, 2025 or (ii) the next regularly scheduled annual stockholders’ meeting of the Issuer, and upon vesting, will be settled into one share of Class A Common Stock or cash (or a combination thereof) at the discretion of the Issuer’s compensation committee.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Pursuant to the limited liability company agreements of LFH and TMO, each of LFH and TMO is managed by a board of managers consisting of Brian Libman as the sole manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of Blackstone Inc. (“Blackstone”) are deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 16,116,776 shares of Class A Common Stock, representing 74.2% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2024

Brian L. Libman

By:	/s/ Brian L. Libman
Name:	Brian L. Libman

Libman Family Holdings, LLC

By:	/s/ Brian L. Libman
Name:	Brian L. Libman
Title:	Manager

[Finance of America Companies Inc. – Schedule 13D/A]